March 19, 2025

Drew D. Hall
Chief Executive Officer and Chief Financial Officer
GenFlat Holdings, Inc.
1983 N Berra Blvd
Tooele, UT 84074

       Re: GenFlat Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 11, 2025
           CIK No. 0001796949
Dear Drew D. Hall:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   David M. Bovi